1 Standard form for notification of major holdings Updated 01.04.2019 The boxes in sections (1-6) and section (8) in the standard form must always be filled out. Then, please fill out the sections in the standard form for the relevant type of financial instrument. • For notification regarding shares go to section (7.1) in the standard form. • For notification regarding financial instruments in accordance with section 39(2)(1) of the Capital Markets Act, go to section (7.2) in the standard form. • For notification regarding financial instruments in accordance with section 39(2)(2) of the Capital Markets Act, go to section (7.3) in the standard form. In case of proxy voting, fill out section (9) in the standard form. 1. Identity of the issueri: 2. Reason for the notification (please tick the appropriate box or boxes): An acquisition or disposal of voting rights or share capital An acquisition or disposal of financial instruments An event changing the breakdown of voting rights or share capital Other (please specify)ii: 3. Details of person subject to the notification obligationiii: Name: Address: National ID-numberiv: Email address: 4. Full name of shareholder (if different from 3.)v: 5. Date on which the threshold was crossed or reachedvi: NOTIFICATION OF MAJOR HOLDINGS (to be uploaded at http://oasm.finanstilsynet.dk) Genmab A/S FND32 Allan & Gill Gray Foundation luca.ranieri@orbis.com 19 September 2025 Redwood House, St Julian's Avenue, St Peter Port, Gy1 1Wa, Guernsey ✔

2 6. Total positions of the person subject to the notification obligation: Voting rights: Voting rights attached to shares in % (total of 7.1.A) Voting rights through financial instruments in % (total of 7.2.A + 7.3.B) Total of both in % (7.1.A + 7.2.A + 7.3.A) Resulting situation on the date on which threshold was crossed or reached Position of previous notification (if applicable) Share capital: Share capital attached to shares in % (total of 7.1.B) Share capital through financial instruments in % (total of 7.2.B + 7.3.B) Total of both in % (7.1.B + 7.2.B + 7.3.B) Resulting situation on the date on which threshold was crossed or reached Position of previous notification (if applicable) 6.A Information on the issuer Total number of voting rights of issuervii Total share capital in issuervi 5.03 5.03 N/A N/A N/A N/A 64,206,349 DKK 64,206,349

3 7.1 Shares according to section 38 of the Capital Markets Act 7.1.A: Voting rights attached to shares ISIN code Number of voting rights % of voting rights Voting rights which the person subject to the notification obligation holds directly or indirectlyviii (Sect. 38(1) of the Capital Markets Act) Voting rights which the person subject to the notification obligation is entitled to acquire, dispose of or exercise (Sect. 38(2) of the Capital Markets Act) Voting rights which the person subject to the notification obligation holds directly or indirectlyviii (Sect. 38(1) of the Capital Markets Act) Voting rights which the person subject to the notification obligation is entitled to acquire, dispose of or exercise (Sect. 38(2) of the Capital Markets Act) SUBTOTAL 7.1.A 7.1.B: Share capital attached to shares ISIN code Number of sharesviii (Sect. 38(1) of the Capital Markets Act) % of shares (Sect. 38(1) of the Capital Markets Act) SUBTOTAL 7.1.B DK0010272202 2,209,110 3.44% US3723032062 1,021,622 1.59% 3,230,732 DK0010272202 N/A N/A US3723032062 N/A N/A 5.03%

4 7.2 Financial instruments according to section 39(2)(1) of the Capital Markets Act 7.2.A: Voting rights attached to financial instruments according to section 39(2)(1) of the Capital Markets Act Type of financial instrument Expiration date ix Exercise/conversion periodx Number of voting rights that may be acquired if the instrument is exercised/converted % of voting rights SUBTOTAL 7.2.A 7.2.B: Share capital attached to financial instruments according to section 39(2)(1) of the Capital Markets Act Type of financial instrument Expiration date ix Exercise/conversion periodx Number of shares that may be acquired if the instrument is exercised/converted % of share capital SUBTOTAL 7.2.B

5 7.3 Financial Instruments with similar economic effect acc. to sect. 39(2)(2) of the Capital Markets Act 7.3.A: Voting rights attached to financial instruments according to section 39(2)(2) of the Capital Markets Act Type of financial instrument Expiration dateix Exercise/conversion periodx Physical or cash settlementxi Number of voting rights % of voting rights SUBTOTAL 7.3.A 7.3.B: Share capital attached to financial instruments according to section 39(2)(2) of the Capital Markets Act Type of financial instrument Expiration dateix Exercise/conversion periodx Physical or cash settlementxi Number of shares % of share capital SUBTOTAL 7.3.B

6   8. Chain of controlled undertakings (please tick the appropriate box): The person subject to the notification obligation is not controlled by any natural person or legal entity and does not xii control any undertaking(s) with holdings in the (underlying) issuer .xii Full chain of controlled undertakings through which the voting rights and/or the financial instruments are xiii effectively held starting with the ultimate controlling natural person or legal entity : Namexiv Total voting rights if more than 5% Total share capital if more than 5% 9. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date] ✔ 5.03%Allan & Gill Gray Foundation Orbis Allan Gray Limited Orbis Holdings Limited Orbis Investment Management Limited N/A N/A N/A N/A 5.03% 5.03% 5.03%

7 Date, place and signature 10. Additional informationxv: Orbis Investment Management Limited ("OIML") is an investment manager which has investment discretion and voting control over the Genmab A/S shares and ADRs held by certain investment funds and portfolios. OIML is controlled by and therefore a subsidiary of the following string of parent companies (starting with the ultimate controlling entity): (i) Allan & Gill Gray Foundation, (ii) Orbis Allan Gray Limited, and (iii) Orbis Holdings Limited. As of 19 September 2025, OIML has crossed the 5% threshold in Genmab A/S with respect to voting rights. As a consequence of OILM being controlled by the entities mentioned in (i) through (iii), these entities are also obliged to disclose their indirect holdings in Genmab A/S through OIML. This notification is being submitted by OIML to satisfy the above-mentioned reporting obligations. 22 September 2025, Luxembourg

8 NOTES i Full name of the issuer. With regard to financial instruments by issuer means the issuer of the underlying share. ii Other reason for the notification could be voluntary notifications, changes of attribution of the nature of the holding (e.g. expiry of financial instruments) or acting in concert. iii This should be the full name of a) the shareholder; b) the natural person or legal entity acquiring, disposing of or exercising voting rights in the cases provided for in section 38(2)(2-8) of the Capital Markets Act; or c) the holder of financial instruments referred to in section 39 of the Capital Markets Act. As the disclosure of cases of acting in concert may vary due to the specific circumstances (e.g. same or different total positions of the parties, entering or exiting of acting in concert by a single party), the standard form does not provide for a specific method on how to notify cases of acting in concert. In relation to the transactions referred to in sentences (2) to (8) of section 38(2) of the Capital Markets Act, the following list is provided as indication of the persons who should be mentioned: - in the circumstances foreseen in section 38(2)(2) of the Capital Markets Act, the natural person or legal entity that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights; - in the circumstances foreseen in section 38(2)(3) of the Capital Markets Act, the natural person or legal entity holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and natural person or legal entity lodging the collateral under these conditions; - in the circumstances foreseen in section 38(2)(4) of the Capital Markets Act, the natural person or legal entity who has a life interest in shares if that person or entity is entitled to exercise the voting rights attached to the shares and the natural person or legal entity who is disposing of the voting rights when the life interest is created; - in the circumstances foreseen in section 38(2)(5) of the Capital Markets Act, the controlling natural person or legal entity and, provided it has a notification duty at an individual level under section 38(1), under sentences (1) to (4) of section 38(2) of the Capital Markets Act, or under a combination of any of those situations, the controlled undertaking; - in the circumstances foreseen in section 38(2)(6) of the Capital Markets Act, the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion; - in the circumstances foreseen in section 38(2)(7) of the Capital Markets Act, the natural person or legal entity that controls the voting rights; - in the circumstances foreseen in section 38(2)(8) of the Capital Markets Act, the proxy holder if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion (e.g. management companies). iv National identification number of the natural person or legal entity if such exists. v Applicable in the cases provided for in section 38(2)(2-8) of the Capital Markets Act. This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in section 38(2) of that Act unless the percentage of voting rights held by the shareholder is lower than the lowest notifiable threshold for the disclosure of voting rights holdings in accordance with national practices (e.g. identification of funds managed by management companies). vi The date on which a threshold is crossed or reached should be the date on which the acquisition or disposal took place or the other reason triggered the notification obligation. For passive crossings, the date when the corporate event took effect.

9 vii The total number of voting rights or share capital shall be composed of all the shares, including depository receipts representing shares, to which voting rights are attached even if the exercise thereof is suspended. viii Present the voting rights or share capital that the natural person or legal entity subject to notification holds directly or indirectly. Direct holding means the shares held by the natural person or legal entity subject to notification itself or held by the natural person or legal entity subject to notification in its own name, but on behalf of a natural person or legal entity. Indirect holding means that the natural person or legal entity subject to notification holds the share through a controlled company or a chain of controlled undertakings. ix Date of maturity/expiration of the financial instrument, i.e. the date when right to acquire shares ends. x If the financial instrument has such a period – please specify this period – for example once every 3 months starting from [date]. xi In case of cash settled instruments, the number and percentages of voting rights or share capital is to be presented on a delta-adjusted basis pursuant to section 38(3) and (4) of the Capital Markets Act. xii If the person subject to the notification obligation is either controlled and/or controls another undertaking, then the second option applies. xiii The full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity has to be presented also in the cases in which, only at subsidiary level, a threshold is crossed or reached and the subsidiary undertaking discloses the notification, as this is the only way for the markets to always get the full picture of the group holdings. In case of multiple chains through which the voting rights and/or financial instruments are effectively held, the chains have to be presented chain by chain leaving a row free between different chains (e.g.: A, B, C, free row, A, B, D, free row, A, E, F etc.). xiv The names of controlled undertakings through which the voting rights or share capital and/or financial instruments are effectively held have to be presented irrespective of whether the controlled undertakings cross or reach the lowest applicable threshold themselves. xv Example: Correction of a previous notification.